Exhibit 12.1
TITAN INTERNATIONAL, INC.
COMPUTATION OF EARNINGS TO FIXED CHARGES
(Amounts in thousands)

						Nine months ended
	Year ended December 31,					September 30,
	2005	2006	2007	2008	2009	2009	2010
Earnings:
Earnings (loss) before income taxes	$(2,885)	$8,574	$(3,884)	$23,010	$(32,002)	$2,112	$17,479
Add:
Fixed charges	9,411	17,789	19,853	19,061	18,852	13,983	20,128
Amortization of capitalized interest	0	0	0	182	488	273	460
Distributed income of equity investees	914	0	0	0	0	0	0
Deduct:
Earnings of equity investees	2,938	0	0	0	0	0	0
Capitalized interest	0	0	392	3,203	1,987	1,683	0

Earnings available for fixed charges	$4,502	$26,363	$15,577	$39,050	$(14,649)	$14,685	$38,067

Fixed charges:
Interest expense	$8,617	$17,001	$18,710	$15,122	$16,246	$11,819	$19,713
Capitalized interest	0	0	392	3,203	1,987	1,683	0
Interest component of rental expense (a)	794	788	751	736	619	481	415

Total fixed charges	$9,411	$17,789	$19,853	$19,061	$18,852	$13,983	$20,128

Ratio of earnings to fixed charges (b)	n/a	1.48	n/a	2.05	n/a	1.05	1.89

(a)	The interest component of rental expense was estimated to be one-fourth of lease rental expense.

(b)	Earnings were insufficient to cover fixed charges for the year ended December 31, 2005, 2007 and 2009, by $4.9 million, $4.3 million, and $33.5 million, respectively.